SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     The Blackrock Strategic Term Trust Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    09247P108
                                 (CUSIP Number)

                                   Maud Mater
              Senior Vice President, General Counsel and Secretary
                     Federal Home Loan Mortgage Corporation
                             8200 Jones Branch Drive
                             McLean, Virginia 22102
                                 (703) 903-2800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

CUSIP No. 09247P108

--------------------------------------------------------------------------------
1)   Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

     Federal Home Loan Mortgage Corporation
     52-0904874

--------------------------------------------------------------------------------
2)   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
                                                           (a) [_]
                                                           (b) [_]
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization

     United States

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person with:

7)   Sole Voting Power
     3,526,800 shares

8)   Shared Voting Power
     0

9)   Sole Dispositive Power
     3,526,800

10)  Shared Dispositive Power
     0

--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,526,800 shares

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)

     6.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share, of The Blackrock Strategic Term Trust Inc. (the "Issuer").

The name and address of the principal executive offices of the Issuer are The Blackrock Strategic Term Trust Inc., Two World Trade Center, New York, New York 10048.

Item 2.  Identity and Background.

This statement is filed by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), a corporation organized under the laws of the United States. Freddie Mac's principal business is the purchase of residential mortgages and the financing of such purchases primarily through the sale of mortgage-related securities and unsecured debt. Freddie Mac's principal office is located at 8200 Jones Branch Drive, McLean, Virginia 22102. During the past five years, Freddie Mac has not been convicted in any criminal proceeding, and has not been a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The directors of Freddie Mac are listed below.

--------------------------- ---------------------------------------------------------------------
Name                        Principal Occupation or Employment
                            Name, Principal Business and Address of Employer, unless otherwise indicated,
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Leland C. Brendsel          Chairman of the Board and Chief Executive Officer
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, Virginia 22102
                            (See first paragraph in response to Item 2 above for
                            description of principal business.)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Dennis DeConcini            Associate
                            Parry & Romani Associates, Inc.
                            233 Constitution Avenue, N.E.
                            Washington, D.C. 20002
                            (Government relations firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
John C. Etling              Retired Vice Chairman
                            General Re Corporation
                            (Property-casualty reinsurer)
                            Residence address: 51 Driftwood Lane
                            Trumbull, Connecticut 06611
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Joel I. Ferguson            President
                            WLAJ-TV
                            5815 S. Pennsylvania
                            Lansing, Michigan 48911
                            (Television station)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
David W. Glenn              President and Chief Operating Officer
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, Virginia 22102
                            (See first paragraph in response to Item 2 above for
                            description of principal business.)
--------------------------- ---------------------------------------------------------------------





--------------------------- ---------------------------------------------------------------------
George D. Gould             Vice Chairman
                            Klingenstein, Fields & Company, L.P.
                            787 Seventh Avenue, 6th Floor
                            New York, New York 10019
                            (Investment management firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Jerry M. Hultin             Chairman
                            Hultin & Associates, Inc.
                            4118 Faith Court
                            Alexandria, Virginia 22311
                            (Management consulting firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Henry Kaufman               President
                            Henry Kaufman & Company, Inc.
                            65 East 55th Street, 26th Floor
                            New York, New York 10022
                            (Economic and financial consulting and investment management firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Maud Mater                  Senior Vice President - General Counsel and Secretary
                            Federal Home Loan Mortgage Corporation
                            8200 Jones Branch Drive
                            McLean, Virginia 22102
                            (See first paragraph in response to Item 2 above for
                            description of principal business.)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
John B. McCoy               Chairman and Chief Executive Officer
                            BANC ONE  CORPORATION  100 East Broad  Street,  16th
                            Floor Columbus, Ohio 43215 (Bank holding company)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
James F. Montgomery         Chairman
                            Great Western Financial Corporation
                            9200 Oakdale Avenue
                            Chatsworth, California 91311
                            (Savings and loan holding company)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
James B. Nutter             President
                            James B. Nutter & Company
                            4153 Broadway
                            Kansas City, Missouri 64111
                            (Mortgage banking company)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Russell E. Palmer           Chairman and Chief Executive Officer
                            The Palmer Group
                            3600 Market Street, Suite 530
                            Philadelphia, Pennsylvania 19104
                            (Private investment firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Ronald F. Poe               Chairman and Chief Executive Officer
                            Dorman & Wilson, Inc
                            One North Lexington Avenue
                            White Plains, New York 10601
                            (Mortgage banking company)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Donald J. Schuenke          Retired Chairman
                            Northwestern Mutual Life Insurance Co.
                            777 East Wisconsin Avenue, Suite 3015
                            Milwaukee, Wisconsin 53202
                            (Life insurance company)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Christina Seix              Chairman, President and Chief Investment Officer
                            Seix Investment Advisors, Inc.
                            Whiteweld Corporate Center
                            300 Tice Boulevard
                            Woodcliff, New Jersey 07675
                            (Investment management firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
William J. Turner           Chairman and Chief Executive Officer
                            Turner & Partners, Inc.
                            7425 Bay Colony Drive
                            Naples, Florida 33963
                            (Management services affiliate of private investment firm)
--------------------------- ---------------------------------------------------------------------
--------------------------- ---------------------------------------------------------------------
Harriet F. Woods            President
                            Harriett Woods Productions
                            7147 Princeton Avenue
                            St. Louis, Missouri 63130
                            (Media firm)
--------------------------- ---------------------------------------------------------------------

Except for Messrs. Brendsel and Glenn and Ms. Mater, who are also directors listed above, the executive officers of Freddie Mac are listed below. In all cases, the name and address of their employer is the Federal Home Loan Mortgage Corporation, 8200 Jones Branch Drive, McLean, Virginia 22102, the principal business of which is described in response to Item 2 above.

--------------------------- -------------------------------------------------------------
Name                        Principal Occupation or Employment
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
John P. Gibbons             Executive Vice President and Chief Financial Officer
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Michael K. Stamper          Executive Vice President - Risk Management
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
David A. Andrukonis         Senior Vice President and General Manager - Seller Division
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Henry J. Cassidy            Senior Vice President - Single-Family Risk Management
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
John D. Fisk                Senior Vice President - Investor and Dealer Services
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Stephen T. Hopkins          Senior Vice President and National Sales Director
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Melvin M. Kann              Senior Vice President and General Auditor
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
William I. Ledman           Senior Vice President - Information Systems and Services
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Ronald J. Majewicz          Senior Vice President and Corporate Controller
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Candice D. Mendenhall       Senior Vice President - Human Resources
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Gregory J. Parseghian       Senior Vice President - Corporate Finance
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Paul T. Peterson            Senior Vice President - Servicer Division
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Ann B. Schnare              Senior Vice President - Corporate Relations (Interim)
--------------------------- -------------------------------------------------------------
--------------------------- -------------------------------------------------------------
Thomas J. Watt              Senior Vice President - Multifamily Housing
--------------------------- -------------------------------------------------------------

During the past five years, none of Freddie Mac's directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of Freddie Mac's directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Freddie Mac purchased 3,526,800 shares of the Issuer's common stock in a series of transactions over a period beginning May 17, 1996, for an aggregate purchase price of $26,730,988. These purchases were made with general working capital of Freddie Mac.

Gregory J. Parseghian, Senior Vice President - Corporate Finance of Freddie Mac, purchased 70,000 shares of the Issuer's common stock in a series of transactions over a period beginning August 21, 1995 and ending April 10, 1996, for an aggregate purchase price of $516,250. These purchases were made for cash.

Item 4.  Purpose of Transaction.

Freddie Mac's purchases of the Issuer's common stock were made solely for investment purposes. Freddie Mac from time to time may acquire additional shares of the common stock and may sell any or all of the shares it has purchased, depending on market conditions and the relative attractiveness of other investment opportunities.

Mr. Parseghian's purchases of the Issuer's common stock were made solely for investment purposes, with the intention of holding the shares until the Issuer is liquidated.

Neither  Freddie Mac nor Mr.  Parseghian has any plans or proposals  relating to
(a) the acquisition by any other person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) extraordinary corporate transactions involving the Issuer or any of its subsidiaries, (c) sales or transfers of material amounts of assets of the Issuer or any of its subsidiaries, (d) changes in the Issuer's board of directors or management, (e) material changes in the Issuer's capitalization or dividend policy, (f) material changes in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or other governing instruments, or other actions which may impede the acquisition of control of the Issuer by any person, or (h) delisting or termination of registration of any class of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer.

Freddie Mac beneficially owns, with sole voting and dispositive power, 3,526,800 shares of the Issuer's common stock, representing 6.1% of the total shares outstanding, determined on the basis of the Issuer's June 30, 1996 Semiannual Report.

Mr. Parseghian beneficially owns, with sole voting and dispositive power, 70,000 shares of the Issuer's common stock, representing 0.1% of the total shares outstanding, determined on the basis of the Issuer's June 30, 1996 Semiannual Report.

Apart from Mr. Parseghian, none of the directors or other executive officers of Freddie Mac named in Item 2 of this statement beneficially owns any shares of the Issuer's common stock.

Freddie Mac originally purchased 1,604,900 shares of the Issuer's common stock, for a purchase price of $7.5000 per share, on May 17, 1996, purchased an additional 42,500 shares, for a purchase price of $7.3750 per share, on June 18, 1996, and purchased an additional 130,200 shares, for a purchase price of $7.5000 per share, on July 12, 1996. Thereafter, Freddie Mac continued to purchase additional shares of the Issuer's common stock, which shares aggregated 5% of the total shares outstanding (determined on the basis of the Issuer's June 30, 1996 Semiannual Report) on September 13, 1996. The following table lists Freddie Mac's purchases of shares of the Issuer's common stock within 60 days prior to September 13, 1996 and subsequent to September 13, 1996. All of Freddie Mac's purchases of shares of the Issuer's common stock were effectuated in open market transactions through registered broker-dealers.


 Date of Transaction     Number of Shares Purchased     Purchase Price Per Share

       7/23/96                      156,300                     $7.6250
       7/25/96                       41,500                     $7.6250
       7/26/96                      105,200                     $7.6250
       7/29/96                       35,000                     $7.6250
       7/30/96                       40,600                     $7.6250
       8/1/96                        32,000                     $7.6250
       8/2/96                       140,000                     $7.7500
       8/6/96                        27,000                     $7.7500
       8/7/96                        50,000                     $7.7500
       8/8/96                        20,300                     $7.7500
       8/12/96                       50,000                     $7.7500
       8/21/96                       33,900                     $7.6250
       8/22/96                        6,000                     $7.6250
       8/23/96                        3,000                     $7.6250
       8/26/96                       56,700                     $7.6250
       8/27/96                        4,300                     $7.6250
       8/28/96                       18,200                     $7.6250
       8/29/96                       18,800                     $7.6250
       8/30/96                       15,100                     $7.6250
       9/3/96                        32,500                     $7.6250
       9/4/96                        29,200                     $7.6250
       9/5/96                        60,400                     $7.6250
       9/6/96                        19,000                     $7.6250
       9/9/96                        21,100                     $7.6250
       9/10/96                       34,000                     $7.6250
       9/11/96                        3,200                     $7.6250
       9/13/96                      112,400                     $7.6250
       9/16/96                       44,700                     $7.6250
       9/17/96                       27,900                     $7.6250
       9/18/96                       15,300                     $7.6250
       9/19/96                       39,200                     $7.6250
       9/20/96                       17,600                     $7.6250
       9/23/96                       26,300                     $7.6250
       9/24/96                       46,300                     $7.6250
       9/25/96                       31,700                     $7.6250
       9/26/96                       44,900                     $7.6250
       9/27/96                       16,300                     $7.6250
       9/30/96                       18,400                     $7.6250
       10/1/96                        9,000                     $7.6250
       10/7/96                      112,100                     $7.7500
       10/8/96                       21,500                     $7.7500
       10/9/96                       19,800                     $7.7500
      10/15/96                       15,700                     $7.7500
      10/16/96                       25,300                     $7.7500
      10/17/96                       28,100                     $7.7500
      10/18/96                       23,400                     $7.7500


Mr. Parseghian's purchases of the common stock were made through his personal brokerage account.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Freddie Mac and any of the persons named in Item 2, or between Freddie Mac or any such person and any other person, with respect to securities of the Issuer, other than the placement from time to time of limit orders with registered brokerdealers for the purchase of shares of the Issuer's common stock at specified prices.

Item 7.  Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 31, 1996

FEDERAL HOME LOAN MORTGAGE CORPORATION


By: /s/ John P. Gibbons
    ------------------------------------
    John P. Gibbons
    Executive Vice President and Chief Financial Officer